Austrian

Rule 12g3-2(b) File No. 82-4970

April 1, 2004

# Ad-hoc Release



# AUSTRIAN AIRLINES GROUP DEVELOPS SPECIALIST PROFILE AND CONTINUES WITH BROAD-BASED OFFENSIVE

## Change in trend in final four months of 2003 produces EBIT growth to EUR 63.3m

## Annual Result of Austrian Airlines Group for 2003

A range of factors – including a marked improvement in passenger volume based on innovative marketing campaigns against the background of a revival in economic activity in the final four months of last year, a policy of consistent reduction in unit costs and active management of currencies, interest rates and risk – combined to produce a clear improvement in EBIT in the financial year 2003 compared to 2002.

The EBIT of the Group increased strongly by EUR 21.9m or 52.9 %, from EUR 41.4m in 2002 to EUR 63.3m last year, while also achieving a sharp improvement in profit before tax, from EUR 4.2m in 2002 to EUR 25.7m last year. Once again, the Austrian Airlines Group generated a strong cash flow from operating activities of EUR 345.2m. Even compared to last year's record figure of 70.5 %, the Group succeeded in increasing its passenger load factor on scheduled services further still to the new record of 71.3 %.

In an analysis of the trend of the Austrian Airlines Group, Chief Executive Officer Vagn Soerensen made the following statement: "Despite the tough conditions in the first six months of 2003, we managed to increase our EBIT by over 50 % last year and to continue to reduce liabilities and thereby our net gearing. While we were still concentrating on the reorganisation of the Group in 2002, we were able to devote the 2003 financial year to the optimisation of our structures and processes, increasing our ability to withstand crises and to broad market offensives. We are now the clear number one provider of flights and aviation services heading into Central and Eastern Europe, and will take advantage of the eastward expansion of the European Union to expand rapidly. The turnaround process of our Group regained high speed!"

## Financials

Earnings Before Interest, Tax, Depreciation and Rent (EBITDAR) was EUR 420.8m, while the Group succeeded in boosting its Earnings Before Interest and Tax (EBIT) by 52.9 % to a total of EUR 63.3m. Once this figure is reduced to take into account the financial result of – EUR 37.6m (compared to – EUR 37.2m in 2002), the profit before tax is EUR 25.7m, which represents an improvement of EUR 21.5m. After offsetting of income tax (the Group reported an active tax deferral of EUR 20.3m), net profit totalled EUR 45.8m.

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The Austrian Airlines Group also continued to reduce its levels of debt in the financial year 2003. Total interest-bearing liabilities were reduced by EUR 335.6m (since October 2001, this figure has been reduced by almost EUR 800m), as a result of which the net gearing fell from 290.4 % to 217.0 %. The Group improved its overall equity ratio from 14.6 % to 17.0 %.

Commenting on the Austrian Airlines Group's buoyant balance sheet performance relative to the aviation industry as a whole, Chief Financial Officer put the success of 2003 down to the company's sharp reactions and sharper vision of the future: "We simply did our homework earlier than some of our competitors may have done. The key now is to keep driving that success forward." In a forecast of things to come this year, he noted: "By continuing to focus coherently on our niche strategy and employ strict cost management and self-confident marketing policies, we should be able to increase our adjusted EBIT (the figure before special effects such as earnings from exchange rate valuations, unscheduled depreciations, etc.) from EUR 4.2m in 2003 to approximately EUR 50m."

## Comparison of Financial Indicators 2002/2003

| EURm | 2003 | 2002 | + /- abs. | + / - % |
|---|---|---|---|---|
| Revenue | 2,040.1 | 2,204.4 | -164.3 | -7.5 |
| Operating revenue | 2,242.7 | 2,398.0 | -155.3 | -6.5 |
| EBITDAR | 420.8 | 463.2 | - 42.4 | - 9.2 |
| EBIT | 63.3 | 41.4 | + 21.9 | +52.9 |
| Profit before tax | 25.7 | 4.2 | + 21.5 | - |
| Net profit | 45.8 | 42.8 | + 3.0 | +7.0 |
| Balance sheet total | 3,546.1 | 3,829.4 | - 283.3 | - 7.4 |
| Interest-bearing liabilities | 1,936.0 | 2,271.6 | - 335.6 | - 14.8 |
| Cash flow from operating activities | 345.2 | 520.9 | - 175.7 | - 33.7 |
| Equity ratio | 17.0 % | 14.6 % | - | - |
| Net gearing | 217.0 % | 290.4 % | - | - |

## Traffic Statistics

Once again, available capacity on scheduled services was tightly managed to meet the trend in demand. Due to very healthy rates of growth in long-haul services, revenue passenger kilometers increased disproportionately by 5.4 %, as a result of which the passenger load factor rose by 0.8 percentage points to the highest level in the history of the Austrian Airlines Group, 71.3 %. Despite difficult external conditions, the Austrian cargo division managed to improve its transport performance in the cargo and mail segment by 5.6 % to 125,291 tons carried.

## Staffing Levels– New Collective Agreement for Cabin Staff

At the end of 2003, the average number of people employed by the Austrian Airlines Group was 7,167 significantly down on the previous year's average figure of 7,358 (-2.6 %).

On 17 November 2003, the Board of Management and Works Council for Cabin Staff together with the Austrian "Social Partners" established the framework conditions of a new joint collective agreement for the cabin staff of Austrian and Lauda Air. Since that date, the two sides have been working intensively to lay down the details of the new agreement.

As Chief Executive Officer Vagn Soerensen put it recently, "We have laid the foundations for the joint collective agreement, and consequently created the conditions for lasting structural improvement in the form of a single production base of Austrian and Lauda Air. In the coming weeks, we shall write out these details in full at the editorial stage, before codifying them in a new collective agreement. It makes sense to wait until this process is concluded until making any further comment on details of the agreement."

## Broad Network Offensive – Focus East – Redticket

Dr. Josef E. Burger, Chief Commercial Officer of the Austrian Airlines Group, revealed the details of the expansion programme about to be implemented: "In the summer schedule now beginning, we are launching the broadest offensive on a geographical segment ever implemented at the Group. We are increasing our frequencies to Central and Eastern Europe by 102 flights per week. When the 30 extra frequencies to Western Europe and 26 new frequencies on our long-haul programme are factored in, in fact, we are launching 158 additional weekly flights in total. Our offensive programme, Focus East, is a specialisation that the Group has implemented quickly and coherently in the context of the imminent eastward expansion of the European Union. From May onwards, moreover, we will be launching our programme of daily direct flights from Bratislava to London, Paris and Brussels. With our new total of 38 destinations served – many of which make use of attractively timed connections at the beginning and end of the working day – we are building on our market leadership from and to Central and Eastern Europe, and extending our advantage over the competition in our specialist region."

The cities of Podgorica, Riga and Lviv are new to the Eastern European programme, while work is ongoing to incorporate the capital of Kazakhstan, Almaty, into the expanding network within a framework of aviation law.

The launch of three new flights a week to Shanghai from May, an increase in the number of services to Beijing to six per week and an increase in the number of flights to Australia to nine a week (via Singapore from June onwards) represent growth in the Group's long-haul programme of over 25 %.

Dr. Burger continued: "Overall, then, we continue to put enormous effort into the expansion of our Vienna hub, so providing Austrian and international business with an ever more reliable carrier between Western and Eastern Europe. In a matter of months, our **Red**tickets – the best price offers from Austrian – have become synonymous on the market with low-cost, quality flights from the Austrian Airlines Group. The proportion of our flights sold over the internet is also rising steadily, and currently stands at around 5 %. Finally, we have a number of highly attractive special offers in the pipeline for the summer months."

## FAIRBASE – The Joint Production Base of Austrian & Lauda

In recent months, work has been ongoing – under the project title FAIRBASE – on structuring the new joint flight operations capabilities of Austrian and Lauda. Capt. Christian Fitz has been appointed Managing Director of this new Production Company, which operates within the Austrian Airlines Group, while Capt. Friedrich Strahammer, formerly of Lauda Air, has been selected as Flight Operations Manager. The Cabin Services Division is managed jointly by Alexandra Hainz and Andrea Kleemann.

Lauda Air, which continues to be led by Managing Director Thomas Suritsch, will operate a fleet of 11 medium-haul and up to 2 long-haul aircraft (B767) specialising in charter and holiday flights in future. The marketing and sales team of Lauda Air will include approximately 35 employees and continue to operate from the World Trade Center at Vienna Airport.

The interior and exterior images of the Group's aircraft will be successively adapted to the new segments in the course of the next two years. All the jets operated by Lauda Air will use the brand appearance of Lauda Air, therefore, while all scheduled jets will be converted to the corporate colours of Austrian or Austrian arrows. Vagn Soerensen made the following statement about the brand management: "We want to create a sharp delineation in our brand portfolio for our customers and position Lauda Air even more clearly as our holiday flight specialist."

## Fleet – Technology - Punctuality

The Austrian Airlines Group was able to reduce the number of fleet families it uses in the 2003 reporting year by disposing of its Executive Jet and Embraer fleets. The Group converted its order for a fourth Boeing 777 into one for three medium-range Boeing 737-800 aircraft, while two modern Bombardier Q400 and one B737-800 were integrated into the fleet last year. The Austrian Technology Division reported a major success with its conclusion of an extensive cooperation agreement with Lufthansa Technology.

In 2004, three Airbus A319, one Canadair Regional Jet and nine Fokker 100 aircraft will be incorporated into the fleets of the Austrian Airlines Group. Dr. Walter Bock, Chief Operations Officer, said the following: "Coupled with the fact that we will now be disposing of the MD-80 fleet in full, this new move will enable us to take a significant step further in our policy of fleet harmonisation."

As announced recently, the Austrian Airlines Group also launched a Group-wide reliability and punctuality offensive for 2004, which consists of a comprehensive programme of new measures. The aim of this programme is to drive the rates of reliability and punctuality of Group services – which fell in the early months of this year – back into the European premier league as rapidly as possible and to stabilise those rates at that higher level.

Karl Knezourek, Investor Relations, Austrian Airlines Tel.: +43 (0) 5 1766 - 3328, Fax: +43 (0) 5 1766 5 3328, e-mail: Karl.Knezourek@aua.com

Rückfragehinweis / For further information: Unternehmens- & Marktkommunikation / Corporate- & Market Communications - AUSTRIAN AIRLINES GROUP: Johannes DAVORAS / Johann JURCEKA / Livia DANDREA-BÖHM / Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com, mailto:livia.dandrea-boehm@aua.com, www.aua.com / www.austrianairlines.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Unternehmens- und Marktkommunikation / Corporate- & Market Communications Division of the Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

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